Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES REVIEW OF STRATEGIC ALTERNATIVES

Toronto, Ontario – January 4, 2016 – Progressive Waste Solutions Ltd. (the "Company" or "Progressive Waste Solutions") (NYSE, TSX: BIN) in response to the recent trading activity in the Company's common shares today announced that the Company's Board of Directors has commenced a review of strategic alternatives with the objective of enhancing shareholder value.

A committee of the Company's Board of Directors has been established to oversee the review of strategic alternatives. The Company has retained J.P. Morgan Securities LLC as its financial advisor.

The Company is aware of press reports speculating about the process. The Company cautions investors not to rely on these press reports, as there can be no assurance that the review of strategic alternatives will result in any change in the Company's business strategy or in the consummation of any agreement or transaction, and if one does occur, what the economic and other terms and conditions of any transaction might be.

The Company does not intend to make any further public comments regarding this matter prior to the completion of the review of strategic alternatives.

Caution regarding forward looking statements

This press release contains forward-looking statements and forward-looking information. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events. These statements can generally be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "budget," "continue," "could," "estimate," "expect," "forecast," "goals," "intend," "intent," "belief,"  "may," "plan," "foresee," "likely," "potential," "project," "seek," "strategy," "synergies," "targets," "will," "should," "would," or variations of such words and other similar words. Forward-looking statements include, but are not limited to, statements relating to our plans, objectives, prospects, expectations and intentions. These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of the Company's most recent Management Discussion and Analysis. We caution that the list of factors is illustrative and by no means exhaustive. In addition, we cannot assure you that any of our expectations, estimates or projections will be achieved. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All forward-looking statements in this press release are qualified by these cautionary statements. The forward-looking statements in this press release are made as of the date of this press release and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.
Contact Information:
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com